

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

<u>Via E-mail</u>
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

      Re: **salesforce.com, inc.**
                Form 10-K for the Fiscal Year Ended January 31, 2013
                Filed March 8, 2013
                Form 8-K/A Filed August 30, 2013
                File No. 001-32224

Dear Mr. Smith:

      We have reviewed your letter dated September 27, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 29, 2013.

Form 8-K/A Filed August 30, 2013

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

1.   We note that the independent registered public accounting firm consents to the use of the their report dated February 22, 2013, with respect to the consolidated statements of operations and comprehensive loss, redeemable and convertible preferred stock and stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2012; however their report encompasses the three-year period ended December 31, 2012. Please revise to file a consent that is consistent with the audit report which includes each of the years in the three-year period ended December 31, 2012.

Exhibit 99.3 - Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

2.   We note adjustment (J) to your pro forma condensed combined statements of operations for the year ended January 31, 2012 and the six months ended June 30, 2013. Please tell us how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Jaime John, Staff Accountant, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief